Exhibit 99.1

BCE files 2018 annual report on Form 40-F

MONTRÉAL, March 13, 2019 – BCE Inc. (TSX, NYSE: BCE) today announced the filing of its 2018 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC).

BCE’s Form 40-F includes audited financial statements for the year ended December 31, 2018, and is available on BCE’s website at BCE.ca in the Investors section and on the SEC’s website at SEC.gov.

Holders of BCE securities may receive a printed copy of BCE’s audited financial statements at no charge by contacting BCE Investor Relations by phone at 1-800-339-6353, by email at investor.relations@bce.ca or by mail at 1, carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Quebec H3E 3B3.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur
514-391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca